UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: June 3, 2010

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES EARLY CASH PAYMENT
OF "CERTIFICADOS BURSATILES"

MONTERREY, MEXICO. JUNE 2, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) announced today the early payment of MX$2,641,890,675.23 in “Certificados Bursatiles” following the public cash tender offer (the “Offer”) to redeem outstanding Certificados Bursátiles. The Offer has received approval from the Comisión Nacional Bancaria y de Valores (the "CNBV", or the Mexican securities authority.)

CEMEX will partially redeemed the following series of Certificados Bursátiles as a result of the Offer:

a)	Series with ticker CEMEX 08 and maturity on November 5, 2010 will be partially redeemed by a nominal amount of MX$483,004,100.00.

b)	Series with ticker CEMEX 07U and maturity on November 26, 2010 will be partially redeemed by a nominal amount of MX$627,983,775.23.

c)	Series with ticker CMX0002 06 and maturity on March 10, 2011 will be partially redeemed by a nominal amount of MX$75,000,000.00.

d)	Series with ticker CEMEX 06 maturity on March 10, 2011 will be partially redeemed by a nominal amount of MX$1,455,902,800.00.

The Offer period was from May 6, 2010 to June 2, 2010. The series of Certificados Bursátiles included in the Offer represent all long term Certificados Bursátiles issued by CEMEX that mature between today and March 10, 2011. As a result of the Offer, CEMEX is partially prepaying the Certificados Bursátiles mentioned above.

A cash tender offer prospectus was published on May 6, 2010, describing the terms and conditions of the Offer (the "Prospectus"). CEMEX will prepay the Certificados Bursátiles validly tendered at the price determined by the Company in accordance with the provisions of the Prospectus. This Prospectus has been disclosed to the public and can be accessed through the website of the Bolsa Mexicana de Valores, SAB. of C.V. (www.bmv.com.mx), of the Comisión Nacional Bancaria y de Valores ("CNBV", or the Mexican securities authority,) and the CEMEX (www.cemex.com).

CEMEX has sufficient funds available to conduct the Offer, having secured funding from the issuance of the optional convertible subordinated notes on March 30, 2010. The settlement date will be June 4, 2010.

Casa de Bolsa BBVA Bancomer and Casa de Bolsa Santander acted as Joint Issuers and Casa de Bolsa HSBC acted as Co-Leader of the Offer.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	June 3, 2010	By:	/s/ Ramiro G. Villarreal
			Name:	Ramiro G. Villarreal
			Title:	General Counsel